SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 4)

Under the Securities Exchange Act of 1934

RLJ Entertainment, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74965F104

(CUSIP Number)

The RLJ Companies, LLC
3 Bethesda Metro Center
Suite 1000
Bethesda, MD 20814
Attn. H. Van Sinclair
(301) 280-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 74965F104	13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RLJ SPAC Acquisition, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.79% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
OO

CUSIP No. 74965F104	13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The RLJ Companies, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.79% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
HC-OO

CUSIP No. 74965F104	13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert L. Johnson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-

	8	SHARED VOTING POWER
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

	9	SOLE DISPOSITIVE POWER
-

	10	SHARED DISPOSITIVE POWER
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,666,491 shares of common stock and warrants to purchase 3,816,667 shares of common stock (See Item 5 below)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.79% (See Item 5 below)

14	TYPE OF REPORTING PERSON (see instructions)
IN

AMENDMENT NO. 4 TO SCHEDULE 13D

This Amendment No. 4 amends the Report on Schedule 13D originally filed on October 15, 2012 (the “Original 13D”, and as amended by the Amendment No. 1 to Schedule 13D filed on June 20, 2013, the Amendment No. 2 to Schedule 13D filed on July 31, 2013 and the Amendment No. 3 to Schedule 13D filed on December 11, 2013, the “Amended 13D”) by Mr. Robert L. Johnson, The RLJ Companies, LLC (“The RLJ Companies”) and RLJ SPAC Acquisition, LLC (“RLJ SPAC Acquisition”) with respect to the shares of common stock, par value $0.001 per share (“Common Stock”), of RLJ Entertainment, Inc. (the “Issuer”).  Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition are collectively referred to as the “Reporting Persons.”

Unless indicated otherwise, all items left blank remain unchanged, and any items which are reported are deemed to amend and update the existing items in the Amended 13D.

Item 5.	Interest in Securities of the Issuer.

As of April 15, 2015, the Issuer had 12,895,772 outstanding shares of Common Stock. For purposes of Exchange Act Rule 13d-3, each of Mr. Johnson, The RLJ Companies and RLJ SPAC Acquisition may be deemed to beneficially own 6,483,158 shares of Common Stock (approximately 38.79% of the Common Stock), including 2,666,491 outstanding shares of Common Stock and warrants to purchase 3,816,667 shares of Common Stock.

There were no transactions by the Reporting Persons in the Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 15, 2015, the Issuer sold to Mr. Johnson, the Issuer’s chairman, 15,000 shares of nonconvertible preferred stock for $15,000,000 in cash (the “Bridge Preferred Stock”). The issuance of shares to Mr. Johnson was approved by a special committee of the board of directors composed of three independent directors, and the special committee was advised with respect to the transaction by special independent counsel selected by the committee. The rights of the Bridge Preferred Stock include a preference on any dividends paid, limited voting rights related to any amendment to the Bridge Preferred Stock, a liquidation preference, negative covenants with respect to certain events and a redemption right upon certain defaults or a change in control. The Issuer used $10,000,000 of the net proceeds of the sale of the Bridge Preferred Stock to make a partial payment on its senior credit facility. The balance of the net proceeds are intended to be used for working capital purposes.

In connection with the sale of the Bridge Preferred Stock, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Mr. Johnson.  Pursuant to the terms of the Purchase Agreement, if convertible preferred stock is issued to a third party within 60 days after the sale to Mr. Johnson of the Bridge Preferred Stock, concurrently with the closing on the sale of convertible preferred stock to such third party, each holder of Bridge Preferred Stock is required to exchange its shares of Bridge Preferred Stock for the number of shares of convertible preferred stock that is equal in liquidation value to the purchase price paid by such holder for Bridge Preferred Stock and would receive the same rights and benefits as the other investors in the convertible preferred stock, including the issuance of warrants. If convertible preferred stock is not issued to a third party within 60 days after the sale to Mr. Johnson of the Bridge Preferred Stock, promptly following such date, each holder of Bridge Preferred Stock is required to exchange its shares of Bridge Preferred Stock for the number of shares of convertible preferred stock that is equal in liquidation value to the purchase price paid by such holder for Bridge Preferred Stock pursuant to the terms of the last convertible preferred stock term sheet offered by the Issuer to a third party and would receive the same rights and benefits as set forth in such last term sheet, including the issuance of warrants. The conversion of such convertible preferred stock into, and the exercise of such warrants for, shares of Common Stock would be subject to the approval of the stockholders of the Issuer.

The Issuer is currently seeking to complete a private placement of up to $30 million of preferred stock convertible into Common Stock to selected institutional investors (including the contemplated exchange with Mr. Johnson). Such convertible preferred stock will not be registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.  In connection with this placement, the Issuer has received a non-binding term sheet from a third party to purchase for cash $4,000,000 in liquidation value of convertible preferred stock and warrants to purchase Common Stock. The non-binding term sheet contemplates that the convertible preferred stock would:

Bear an 8% annual dividend, payable in kind for the first two years and thereafter payable quarterly in cash or freely-trading Common Stock, at the Issuer’s option. If Common Stock were used for the payment, it would be valued at 80% of the market price.

Be convertible into Common Stock at an initial conversion price of $1.00 per share, subject to anti-dilution adjustment.

Be subject to mandatory redemption on the fifth anniversary of the issuance date. The Issuer would be able to redeem with either cash or freely-tradable Common Stock. If Common Stock is used for the redemption, it would be valued at 80% of the market price.

The term sheet further contemplates the issuance of warrants to purchase an aggregate number of shares of Common Stock equal to 30% of the number of shares into which the convertible preferred stock is convertible on the date of issuance thereof. The Warrants would have a five year term and would have an exercise price of $1.50 per share, subject to anti-dilution adjustment. Investors in the convertible preferred stock also would receive certain other customary rights, including registration rights and anti-dilution protection.

The conversion of the convertible preferred stock into, and the exercise of the warrants for, shares of Common Stock would be subject to the approval of the stockholders of the Issuer. The Issuer would hold a special meeting seeking stockholders approval no later than July 31, 2015. Prior to the closing on the issuance of the convertible preferred stock, the Issuer would be required to obtain proxies from directors, executive officers and greater than 5% stockholders holding at least 50% of the outstanding shares to vote in favor of the issuance of the convertible preferred stock and the warrants.

There is no assurance that the transaction set forth in the term sheet will be completed, that the terms of the actual issuance will not materially vary from the terms set forth in the term sheet or that the Issuer will be successful in obtaining other investors in the convertible preferred stock.

The foregoing summary provides only a brief description of the Purchase Agreement The summary does not purport to be complete and is qualified in its entirety by the full text of such document.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1:	Agreement of Joint Filing among the Reporting Persons (incorporated by reference to Appendix I to the Original 13D).

Exhibit 99.2	Power of Attorney (incorporated by reference to Appendix II to the Original 13D).

Exhibit 99.3
10b5-1 Purchase Plan dated June 19, 2013 [portions of this exhibit have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission] (previously filed).

Exhibit 99.4	Agreement between Mr. Robert L. Johnson and Lazard Capital Markets LLC dated June 19, 2013 (previously filed).

Exhibit 99.5
Securities Purchase Agreement between Issuer and Mr. Robert L. Johnson dated April 15, 2015 (previously filed as Exhibit 10.1 to the Form 8-K filed by Issuer on April 16, 2015, and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2015	RLJ SPAC ACQUISITION, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

Dated: April 24, 2015	THE RLJ COMPANIES, LLC

By: /s/ H. Van Sinclair
Name: H. Van Sinclair
Title: President

ROBERT L. JOHNSON

Dated: April 24, 2015	/s/ Robert L. Johnson
Name: Robert L. Johnson